UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 30, 2022

HAPPYNEST REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-4479116
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

527 Primrose Lane
Superior, Colorado 80027
(Full mailing address of principal executive offices)

(800) 507-7345
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $0.0001 per share.

Item 9.	Other Events

Asset Update

CPI Easthampton One LLC

On June 23, 2020, HNR Easthampton One LLC, a wholly owned subsidiary of HappyNest Operating Partnership L.P, our operating partnership, purchased a 13.548% tenancy in common interest in real property located in Easthampton, Massachusetts (the “Property”), through its wholly owned special purpose subsidiary, CPI East Hampton III, LLC d/b/a SPC East Hampton III LLC (“CPI East Hampton III”), for an aggregate investment amount of $250,000. which was the initial stated value of our equity interest in the Property. Details of this acquisition can be found here.

On December 30, 2022, the Property was sold for a sales price of approximately $6,000,000. Proceeds from the sale totaled approximately $2,260,000, net of repayment of approximately $3,540,000 of outstanding senior loans and closing costs of approximately $200,000. Our distribution received from the sale totaled approximately $306,000.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAPPYNEST REIT, INC.

	By:	/s/ Jesse Prince
		Name:	Jesse Prince
		Title:	Chief Executive Officer, Chief Financial Officer,
President, Treasurer and Secretary (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: January 6, 2023

Index to Exhibits

Exhibit No.	Description
6.1	Real Estate Purchase Agreement dated as of December 19, 2022